UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the press release of Aries Maritime Transport Limited (the “Company”), dated June 30, 2008, announcing changes to the Company’s management team and board of directors and first quarter conference call information.

Exhibit 1

Investor and Media Contact:
Michael Cimini
Vice President
The IGB Group
212-477-8261

Aries Maritime Announces Changes to Management Team and Board of Directors

Announces First Quarter 2008 Conference Call Information

ATHENS, GREECE, July 8, 2008 – Aries Maritime Transport Limited (NASDAQ: RAMS) today announced it has named Jeffrey Parry Chief Executive Officer (CEO). Mr. Parry replaces Mons S. Bolin, who will remain a Director of the Company.

Mr. Parry, 48, has 24 years of experience in the shipping industry. Previously, he was President of Mystic Marine Advisors, a Connecticut-based advisory services firm for international ship owners, which he founded in 1998.  Mystic Marine specializes in the development and structuring of private investments in dry bulk and tanker assets, and recently advised on the re-structuring of A.G. Pappadakis & Co., Ltd., a multi-generational shipping enterprise. From 2003 to 2007, he was a Managing Director of Poten Capital Services (PCS), a division of Poten & Partners, Inc.  PCS, which was co-founded by Mr. Parry, is a FINRA registered broker-dealer specializing in M&A and commercial advisory services to major participants in the international energy and maritime sectors.   Prior to co-founding PCS, Mr. Parry was a Senior Advisor at Poten & Partners, focusing on period tanker chartering and S&P projects.  From 1988 to 1998, he was an Executive Vice President at “C” Ventures, Inc., a New York-based firm specializing in ship management and private equity investments in shipping and telecommunications. Mr. Parry started his career in shipping as a stevedore on the New York waterfront. He holds an MBA from Columbia Business School with a concentration in Finance and Accounting. He received a BA in English Literature from Brown University.

Mr. Parry commented, “I am excited to join Aries Maritime as its new CEO. The Company has recently taken proactive measures to strengthen and enhance its operating and financial capacity.   Going forward, my goal is to build on these initiatives to improve the Company’s financial position and capitalize on strategic growth opportunities as we continue to implement our period charter approach.  I look forward to working with our new and highly experienced management team in order to achieve these objectives.”

The Company also announced it has appointed Captain Gabriel Petridis, Christopher J. Georgakis and George Xiradakis to its Board of Directors. Capt. Petridis will serve as Chairman. Per Olav Karlsen, the former Chairman, and Henry S. Marcus resigned from the Company’s Board. With these changes, Aries has a total of five Directors, the majority of which remain independent.

Mr. Bolin, stated, “I am delighted to welcome Jeff Parry as the Company’s CEO as well as the new members of Aries’ Board of Directors.  By bringing together these seasoned professionals with a proven track record in the shipping industry, Aries has taken critical steps aimed at improving future performance. We look forward to executing our operating strategy and driving long-term shareholder value.”

Capt. Gabriel Petridis has approximately 25 years of shipping experience, serving as an officer and master on various ships including tankers and bulk carriers as well as holding managerial positions at various shipping companies. From 1997 to 2005, he was the Managing Director of Magnus Carriers Corporation, a technical manager of tankers, containers, reefers, bulk carriers and gas carriers. In 1991, he co-founded with Mr. Bolin Southern Seas Shipping Corporation, an affiliate of Aries Energy Corporation, and is a co-director of Sea Breeze (UK) Ltd, another affiliate of Aries Energy Corporation. Capt. Gabriel Petridis graduated from the Nautical College of Greece and received the Greek Ocean Going Master Mariner Certificate in 1981.

Christopher J. Georgakis has two decades of shipping experience with a concentration on the dry bulk sector and considerable U.S. capital markets experience. From November 2004 to February 2008, Mr. Georgakis was President and Chief Executive Officer of Excel Maritime Carriers Ltd., a NYSE-listed owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes.  Prior to that, he served six years with privately owned London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. Mr. Georgakis holds a B.S. in Business Administration, magna cum laude, from United States International University.

George Xiradakis has approximately 20 years of experience in the shipping industry with a concentration in ship finance. Mr. Xiradakis is currently Managing Director of XRTC Business Consultants Ltd., a financial advisory firm serving the maritime industry, which he founded in 1999. From 1991 to 1999, Mr. Xiradakis worked at Credit Lyonnais and its predecessors, most recently serving as Deputy General Manager of Credit Lyonnais Greece and Head of Shipping for Greece, Middle East and India.  Mr. Xiradakis is currently a non-Executive Director of NASDAQ-listed DryShips Inc. and its subsidiary, Ocean Rig ASA.  Mr. Xiradakis graduated from the Nautical Marine Academy of Aspropyrgos, received his postgraduate diploma in Commercial Operation of Shipping from London Guildhall University, formerly known as City of London Polytechnic, and obtained an MS in Maritime Studies from the University of Wales.

Conference Call Announcement
Aries will hold a conference call on Thursday, July 24, 2008, at 10:00 a.m. Eastern Time to discuss results for the first quarter of 2008. To access the conference call, dial (800) 533-7619 for domestic callers, or (785) 830-1923 for international callers, and use the reservation number 7642331. Following the teleconference, a replay of the call may be accessed by dialing (888) 203-1112 for domestic callers, or (719) 457-0820 for international callers, and using the reservation number 7642331. The replay will be available through August 7, 2008. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available following the call through August 7, 2008.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Currently, 11 of the Company’s 12 vessels have period charter coverage. Charters for 30% of the Company’s products tanker fleet currently have profit sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as ‘‘forward-looking statements.’’  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘forecast,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and ‘‘expect’’ reflect forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: July 8, 2008	By: /s/ Ioannis Makris --------------------------------
Ioannis Makris
Chief Financial Officer

SK 23248 0002 899393